Form N-SAR
Item 77 D
Policies With Respect to Security Investments
The RBB Fund, Inc.

1.	The RBB Fund, Inc. incorporates herein by reference the
supplement dated April 19, 2011 that was filed electronically with the SEC on April 19, 2011 (Accession
No. 0001104659-11-020945) which specified changes to the non-fundamental investment policies of the Bogle
Investment Management Small Cap Growth Fund (the "Fund").
The revised non-fundamental investment policy reads as follows:

"The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of the net assets of the portfolio (including borrowings for investment purposes) in the stocks of U.S. companies with market capitalizations, at the time of purchase, that are within the range of the market capitalizations of those companies that are included in the Russell 2000 Index
("Small Cap Stocks")."

2.	The RBB Fund, Inc. incorporates herein by reference the
statement of additional information dated October 2, 2010, as amended November 4, 2010, that was filed electronically with the SEC on November 2, 2010
(Accession No. 0001193125-10-243685) which specified revised fundamental investment limitations as approved via unanimous written consent of the shareholders of the S1 Fund on October 26, 2010. The revised fundamental investment limitation reads as follows:

"The S1 Fund may not purchase of sell commodities, except as permitted by the Investment Company Act of 1940, as amended, and as interpreted or modified by the regulatory authority having jurisdiction from time to time."